September 23, 2014

Re:                             Belmond Ltd.

Form 10-K for the fiscal year ended December 31, 2013

Filed February 28, 2014

File No. 001-16017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kristi Marrone

Dear Ms. Marrone:

Belmond Ltd. (the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 18, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2013, filed by the Company with the Commission on February 28, 2014 (No. 001-16017) (the “2013 Form 10-K”).

The Company’s response is set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response of the Company.

Form 10-K for the year ended December 31, 2013

Note 9. Other intangible assets, page 81

1.                                      We note your response to our prior comment 2. Please clarify to which trade name your intangible trade name asset relates.

The $7.1m intangible trade name asset reported in note 9 relates to the trade name “Grand Hotel Europe” for the Company’s property in St Petersburg, Russia, which was acquired along with the property in 2006.

*   *   *   *   *

Belmond Ltd. acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this response to the undersigned at telephone +44 203 117 1333 or email martin.ogrady@belmond.com or to Richard Levine at telephone +1 212 764 8235 or email richard.levine@belmond.com.

Very truly yours,

/s/ Martin O’Grady
Vice President and Chief Financial Officer
Belmond Ltd.